UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 27, 2020

FLUSHING FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33013	11-3209278
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

220 RXR Plaza, Uniondale, NY 11556

(Address of principal executive offices, including zip code)

(718) 961-5400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	FFIC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

On October 27, 2020, Flushing Financial Corporation (“Flushing”) and Empire Bancorp, Inc. (“Empire”) issued a joint press release announcing that the shareholders of Empire approved the previously announced merger of Empire with and into Flushing (the “merger”). The completion of the merger remains subject to the satisfaction of customary closing conditions and is currently scheduled to occur on or about October 31, 2020.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d)    Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description

99.1	Press Release of Flushing Financial Corporation, dated October 27, 2020

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

About Flushing Financial Corporation

Flushing Financial Corporation (Nasdaq: FFIC) is the holding company for Flushing Bank®, a New York State—chartered commercial bank insured by the Federal Deposit Insurance Corporation. Flushing Bank serves consumers, businesses, professionals, corporate clients, and public entities by offering a full complement of deposit, loan, equipment finance, and cash management services through its banking offices located in Queens, Brooklyn, Manhattan, and on Long Island. As a leader in real estate lending, Flushing Bank’s experienced lending teams create mortgage solutions for real estate owners and property managers both within and outside the New York City metropolitan area. Flushing Bank is an Equal Housing Lender. Flushing Bank also operates an online banking division consisting of iGObanking.com®, which offers competitively priced deposit products to consumers nationwide, and BankPurely®, an eco-friendly, healthier lifestyle community brand.

Additional information on Flushing Bank and Flushing Financial Corporation may be obtained by visiting the website http://www.flushingbank.com.

About Empire Bancorp

Empire Bancorp is a bank holding company for Empire National Bank, a Long Island-based independent bank that specializes in serving the financial services needs of privately-owned small and medium-sized businesses, professionals, nonprofit organizations, real estate investors and consumers through a wide variety of tailored loan and deposit products and business banking services. Empire National Bank has four full-service banking offices located in Islandia, Shirley, Port Jefferson Station, and Mineola.

Cautionary Notes on Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “may,” “will,” “should,” “could,” “would,”

“target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither Flushing nor Empire assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Flushing or Empire anticipated in its forward-looking statements, and future results could differ materially from historical performance.

Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Flushing’s Annual Report on Form 10-K as of December 31, 2019 and those disclosed in Flushing’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that the expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, Flushing’s and Empire’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/ prospectus included in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction, as amended and supplemented from time to time. While the list of factors presented here and the list of factors presented in the registration statement on Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this report or in any documents, Flushing and Empire claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FLUSHING FINANCIAL CORPORATION

/s/ Susan K. Cullen
Date: October 27, 2020	Susan K. Cullen
Senior Executive Vice President and Chief Financial Officer

Exhibit 99.1

Contact:

Flushing Financial Corporation: Susan K. Cullen Senior Executive Vice President, Chief Financial Officer (718) 961-5400	Empire Bancorp, Inc. William Franz SVP, Director of Marketing & Investor Relations (631) 348-4444

FOR IMMEDIATE RELEASE

Flushing Financial Corporation and Empire Bancorp, Inc. Announce

Receipt of Empire Shareholder Approval of Merger

Uniondale, NY and Islandia, NY – October 27, 2020 – Flushing Financial Corporation (Nasdaq: FFIC), parent company of Flushing Bank, and Empire Bancorp, Inc. (OTCQX: EMPK), parent company of Empire National Bank, announced today that Empire Bancorp has received the requisite approval of its shareholders for the merger of Empire Bancorp and Flushing Financial. As previously announced, the required regulatory approvals for the merger have already been obtained. Flushing Financial and Empire Bancorp also announced that the closing of the merger is scheduled for on or about October 31, 2020.

John R. Buran, President and CEO of Flushing Financial Corporation, stated “We are pleased that Empire Bancorp shareholders have approved the merger enabling us to complete our acquisition of Empire Bancorp. This acquisition will increase core deposits, lower cost of funds, improve loan to deposit ratios, and enhance our core earnings power. Additionally, Flushing Bank’s reach will be expanded into Suffolk County creating a stronger community bank with a network of 24 branches in Queens, Brooklyn, Manhattan, and on Long Island.”

Douglas C. Manditch, Chairman and CEO of Empire Bancorp, stated, “We are excited about the opportunities that this merger offers our organization and are confident that it will deliver value to our customers, shareholders, and the communities we serve.”

About Flushing Financial Corporation

Flushing Financial Corporation (Nasdaq: FFIC) is the holding company for Flushing Bank®, a New York State—chartered commercial bank insured by the Federal Deposit Insurance Corporation. Flushing Bank serves consumers, businesses, professionals, corporate clients, and public entities by offering a full complement of deposit, loan, equipment finance, and cash management services through its banking offices located in Queens, Brooklyn, Manhattan, and on Long Island. As a leader in real estate lending, Flushing Bank’s experienced lending teams create mortgage solutions for real estate owners and property managers both within and outside the New York City metropolitan area. Flushing Bank is an Equal Housing Lender. The Bank also operates an online banking division consisting of iGObanking.com®, which offers competitively priced deposit products to consumers nationwide, and BankPurely®, an eco-friendly, healthier lifestyle community brand.

Additional information on Flushing Bank and Flushing Financial Corporation may be obtained by visiting the Company’s website at http://www.flushingbank.com.

About Empire Bancorp

Empire Bancorp is a bank holding company for Empire National Bank, a Long Island-based independent bank that specializes in serving the financial services needs of privately-owned small and medium-sized businesses, professionals, nonprofit organizations, real estate investors and consumers through a wide variety of tailored loan and deposit products and business banking services. Empire National Bank has four full-service banking offices located in Islandia, Shirley, Port Jefferson Station, and Mineola.

Cautionary Notes on Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “may,” “will,” “should,” “could,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither Flushing nor Empire assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Flushing or Empire anticipated in its forward-looking statements, and future results could differ materially from historical performance.

Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Flushing’s Annual Report on Form 10-K as of December 31, 2019 and those disclosed in Flushing’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that the expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, Flushing’s and

Empire’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/ prospectus included in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction, as amended and supplemented from time to time. While the list of factors presented here and the list of factors presented in the registration statement on Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this report or in any documents, Flushing and Empire claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.